

Mail Stop 3720

October 23, 2007

VIA INTERNATIONAL MAIL AND FAX (972)-3-925-2222
Ms. Tal Payne
Vice President, Finance
Gilat Satellite Networks Ltd.
Gilat House
21 Yegia Kapayim Street
Kiryat Arye
Peta Tikva 49130 Israel

> **Re: Gilat Satellite Networks Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **File No. 0-21218**

Dear Ms. Payne:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2006

Contractual Obligations, page 45

1. Please tell us and disclose your material purchase commitments that may be
    outstanding as of the 2006 balance sheet date. In this regard, we note your
    disclosure on page 6.

Consolidated Balance Sheet
Convertible Subordinated Notes, page F-4

2. Please tell us and add a note to your financial statements discussing the terms of
    your convertible subordinate notes for $16.3 million, including the conversion
    terms and your basis of accounting.

Note 2(c): Principles of consolidation, page F-13

3. Please disclose the information required in paragraph 23 of FIN 46R.

Note 2(z): Fair value of financial instruments, page F-24

4. Please tell us and disclose the methods and significant assumptions used in your
    estimate of fair value of your convertible subordinated notes. Refer to paragraph
    10 of SFAS 107.

Note 6: Commitments and Contigencies, page F- 28
d. Legal and tax contingencies, page F-29

5. We note that your disclosure that you "accrued approximately, $12,000 and
    $10,100 as of December 31, 2006 and 2005, respectively, for the expected
    implications of such legal and tax contingencies." Tell us and disclose the
    amount of accrual recognized for each specific contingency. In addition, please
    tell us and disclose your basis for each accrual.

* * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detail letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director